(1) Organization and Nature of Business

People's Securities, Inc. (the Company) is a brokerage firm and a wholly owned subsidiary of People's United Bank (People's United). The Company is registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, and is a registered investment advisor with the Securities and Exchange Commission (SEC). The Company is subject to regulation and oversight by the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is registered in all 50 states, the District of Columbia and Puerto Rico. It offers brokerage and insurance services through the People's United branch network consisting of approximately 390 branches located throughout New England and southeastern New York. Revenues are primarily earned from fees collected from customers. These fees and commissions are primarily associated with buying and selling of securities, including mutual funds, managed asset allocation portfolios, insurance and annuities.

(2) Summary of Significant Accounting Policies

(a) Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include highly liquid instruments (such as money market mutual funds), but exclude cash segregated in a special reserve account under federal regulations. Cash equivalents in the form of money market mutual funds are carried at fair value.

(c) Securities

All of the Company's securities, including securities segregated under federal regulations, are reported at fair value on trade date. Net unrealized and realized gains and losses on securities are included as revenue in the Statement of Income.

(d) Brokerage Commissions

The Company recognizes transactional commission revenues and expenses on a trade-date basis. Mutual fund and annuity trailers fees are earned over the period that the balance is managed by the third party mutual fund company and insurance carrier. This revenue is accrued at period end based on the estimated assets held at the third party mutual fund company and insurance carrier.

(e) Investment management fees

The Company recognizes investment management fees as earned over the period in which services are rendered. The majority of investment management fees earned from customers and separate

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accounts are charged monthly or quarterly based upon the average of net assets under management in accordance with such investment management agreements.

(3) Cash and Cash Equivalents

Pursuant to Rule 15c3-3 of the SEC, the Company is required to maintain a segregated special reserve bank account for the exclusive benefit of its customers. In accordance with these requirements, the Company maintained an account at Citibank N.A. with a total balance of $624,744 in cash and $6,466,681 in securities (at fair value) at December 31, 2015. The securities consisted of U.S. Treasury Notes.

Additional funds are invested in cash management accounts administered by People's United and others that are reinvested daily in money market mutual funds.

The components of cash (other than the segregated reserve account) and cash equivalents at December 31, 2015 are as follows:

Money market mutual funds	$ 7,990,143
Cash balances at a third-party financial institution	2,076,198
Cash balances at People's United	723,849
Total cash and cash equivalents	$ 10,790,190

(4) Securities, at Fair Value

At December 31, 2015, securities (other than those segregated under federal regulations) consisted of U.S. Treasury Notes with a fair value of $299,660.

(5) Fair Value Measurements

Accounting standards related to fair value measurements define fair value, provide a framework for measuring fair value, and establish related disclosure requirements. Broadly, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Accordingly, an "exit price" approach is required in determining fair value. In support of this principle, a fair value hierarchy has been established that prioritizes the inputs used to measure fair value, requiring entities to maximize the use of market or observable inputs (as more reliable measures) and minimize the use of unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs generally require significant management judgment. The fair value measurement level within the hierarchy is determined based on the lowest level of any input that is significant to the fair value measurement. The three levels within the fair value hierarchy are as follows:

- Level 1 – Unadjusted quoted market prices for identical assets or liabilities in active markets that the entity has the ability to access at the measurement date, (such as active exchange-traded equity securities and certain U.S. and government agency debt securities).

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- Level 2 – Observable inputs other than quoted prices included in Level 1, such as:

  - quoted prices for similar assets or liabilities in active markets (such as U.S. agency);

  - quoted prices for identical or similar assets or liabilities in less active markets (such as certain U.S. and government agency debt securities, and corporate and municipal debt securities that trade infrequently); and

  - other inputs that (i) are observable for substantially the full term of the asset or liability (such as interest rates, yield curves, prepayment speeds, default rates, etc.) or (ii) can be corroborated by observable market data.

- Level 3 – Valuation techniques that require unobservable inputs that are supported by little or no market activity and are significant to the fair value measurement of the asset or liability (such as pricing models, discounted cash flow methodologies and similar techniques that typically reflect management's own estimates of the assumptions a market participant would use in pricing the asset or liability).

At December 31, 2015, all of the Company's securities and cash equivalents are reported at fair value. There were no other assets and no liabilities measured at fair value at December 31, 2015.

When available, the Company uses quoted market prices for identical securities received from an independent, nationally recognized, third-party pricing service to determine the fair value of securities such as U.S. Treasury securities that are included in Level 1. When quoted market prices for identical securities are unavailable, the Company uses prices provided by the independent pricing service based on recent trading activity and other observable information including, but not limited to, market interest rate curves, referenced credit spreads and estimated prepayment rates where applicable. Shares in money market mutual funds that are included in Level 1 are measured at the net asset value per share as reported in the active market on which the fund is traded. There are no restrictions on the redemption of these shares and the Company is not contractually obligated to further invest in the funds.

The following table summarizes the Company's assets measured at fair value on a recurring basis at December 31, 2015:

	Fair value measurements using			
	Level 1	Level 2	Level 3	Total
Securities (U.S Treasury notes)	$ 6,766,341 $	– $	–	$ 6,766,341
Money market mutual funds	7,990,143	–	–	7,990,143
Total	$ 14,756,484 $	– $	–	$ 14,756,484

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(6) Customer Transactions

In the normal course of business, the Company's activities involve the execution, clearing, settlement and financing of various customer securities transactions. These customer activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, collateralized by cash equivalents and securities in the customers' accounts. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory requirements and internal guidelines. The Company monitors the required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Customer receivables and payables include amounts due on margin transactions and cash on customer deposits, respectively, and generally represent interest-bearing balances. Interest rates on receivables are set between 2.0% and 5.0% over the current broker call rate of 2.00%. Interest rates on payables are currently at 5 basis points. Receivables are collateralized by diversified portfolios of customer-owned margin securities that are not reflected in the Company's financial statements.

(7) Related Party Transactions

The Company's financial statements reflect allocations of certain occupancy, equipment and personnel-related expenses that are paid on its behalf by People's United and reimbursed by the Company. Personnel-related allocations include salaries and costs attributable to the employees of the Company participating in the pension and other benefit plans sponsored by People's United. In the opinion of management, the expenses allocated to the Company approximate the actual costs incurred.

During 2015, People's United allocated the following expenses to the Company:

Compensation and benefits	$	14,790,044
Data processing		1,774,690
Income tax expense		1,057,758
Occupancy		600,568
Other		1,936,655
Total allocated expenses	$	20,159,715

The Company is included in the consolidated federal and combined state income tax returns filed by People's United Financial, Inc. (the parent of People's United). For federal purposes, People's United Financial, Inc. charges or credits the Company for the portion of the consolidated income tax expense or benefit attributable to the Company's stand-alone operations, based on income for financial reporting purposes. For combined state income tax returns, the Company is allocated its share of the total current tax liability. People's United Financial, Inc. is currently under examination by the Internal Revenue Service and certain state taxing authorities but is no longer subject to federal or state income tax examinations

through 2011. The amount of total consolidated unrecognized income tax benefits is not expected to change significantly within the next twelve months.

The Company also files separate returns in various states. The Company is not currently subject to or under examination by any state taxing authorities. The Company has no liability for unrecognized income tax benefits related to uncertain tax positions.

For 2015, income tax expense of $1,057,758 was allocated to the Company using a combined federal and state tax rate of approximately 35.96%. At December 31, 2015, the Company had no deferred tax assets or liabilities and no liability for unrecognized tax benefits associated with uncertain tax positions.

During 2015, the Company paid cash dividends totaling $1,000,000 to People's United.

(8) Stock-Based Compensation

Stock-based compensation costs are measured based on the grant date fair value and are recognized as expense over the requisite service period. During 2015, People's United allocated stock-based compensation expense of $165,408 to the Company as an inter-company charge. The obligation for this expense was assumed by People's United and, therefore, was recognized by the Company as a credit to additional paid-in capital and a charge to compensation expense.

(9) Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital. As permitted by Rule 15c3-l, the Company has elected to compute its net capital requirement at December 31, 2015 using the alternative method. This method requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2015, the Company had net capital of $13,458,839, which was approximately 97.0% of aggregate debit balances and $13,181,354 in excess of its required minimum net capital.

(10) Commitments & Contingencies

As of February 26, 2016 the Company has no arbitrations, lawsuits or other contingencies pending.

(11) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 26, 2016, when these financial statements were issued, noting none.

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